Exhibit 99.2

Convertible Note Purchase Agreement

This Convertible Note Purchase Agreement (this “Agreement”), dated as of March 2, 2023, is entered into by and between Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”), and the purchaser identified on the signature page hereto (including its successors and assigns, the “Purchaser”).

A.	The Company and the Purchaser are executing and delivering this Agreement in reliance upon an exemption from securities registration afforded by the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder by the United States Securities and Exchange Commission.

B.	The Purchaser desires to purchase and the Company desires to issue and sell, upon the terms and conditions set forth in this Agreement, that certain Convertible Promissory Note in the form attached hereto as Exhibit A, in the original principal amount of US$1,000,000 (the “Note”). The Note shall be convertible into ordinary shares of par value US$0.0002 each of the Company (“Shares”), upon the terms and subject to the limitations and conditions set forth in the Note.

C.	This Agreement, the Note, and all other certificates, documents, agreements, resolutions and instruments delivered to any party under or in connection with this Agreement, as the same may be amended from time to time, are collectively referred to herein as the “Transaction Documents”.

D.	For purposes of this Agreement: “Conversion Shares” means all Shares issuable upon conversion of all or any portion of the Note; and “Securities” means the Note and the Conversion Shares.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

1.              Purchase and Sale of Securities.

1.1.                 Purchase of Securities. The Company shall issue and sell to the Purchaser and the Purchaser shall purchase from the Company the Note. In consideration thereof, the Purchaser shall pay the purchase price in an amount equal to the original principal amount of the Note (the “Purchase Price”) to the Company.

1.2.                 Form of Payment. On the Closing Date (as defined below), the Purchaser shall pay the Purchase Price to the Company via wire transfer of immediately available funds against delivery of the Note.

1.3.                 Closing Date. Subject to the satisfaction (or written waiver) of the conditions set forth in Section 4 and Section 5 below, the date of the issuance and sale of the Note pursuant to this Agreement (the “Closing Date”) shall be within ten (10) days after the date of this Agreement, or another mutually agreed upon date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the Closing Date by means of the exchange by email of signed .pdf documents, but shall be deemed for all purposes to have occurred at the Company’s principal executive offices in Wuxi, People’s Republic of China.

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2.              Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Company that as of the date hereof and as of the Closing Date as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

2.1.                 Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

2.2.                 Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, and on the Closing Date, it will be either: (i) an “accredited investor” as defined in Rule 501(a) under the 1933 Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the 1933 Act. If it is not a U.S. Person (as defined in Regulation S), the Purchaser (i) acknowledges that the certificate(s) representing or evidencing the Conversion Shares shall contain a customary restrictive legend restricting the offer, sale or transfer of any Conversion Shares except in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration, (ii) agrees that all offers and sales by the Purchaser of the Conversion Shares shall be made pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption from, or a transaction not subject to the registration requirements of, the 1933 Act, (iii) represents that the offer to purchase the Securities was made to the Purchaser outside of the United States, and the Purchaser was, at the time of the offer and will be, at the time of the sale and is now, outside the United States, (iv) has not engaged in or directed any unsolicited offers to purchase Securities in the United States, (v) is not a Distributor (as such terms are defined in Rule 902(k) and 902(d), respectively, of Regulation S), (vi) has purchased the Securities for its own account and not for the account or benefit of any U.S. Person, (vii) is the sole beneficial owner of the Securities and has not pre-arranged any sale with the Purchaser in the United States, and (viii) is familiar with and understands the terms and conditions and requirements contained in Regulation S, specifically, without limitation, the Purchaser understands that the statutory basis for the exemption claimed for the sale of the Securities would not be present if the sale, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

2.3.                 Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

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2.4.                 Restricted Securities. The Purchaser acknowledges that the Securities are “restricted securities” that have not been registered under the 1933 Act or any applicable state securities law. The Purchaser further acknowledges that, absent an effective registration under the 1933 Act, the Securities may only be offered, sold or otherwise transferred (i) to the Company, or (ii) pursuant to an exemption from registration under the 1933 Act.

2.5.                 Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and all reports, schedules, forms, statements and other documents filed by the Company under the 1933 Act and Securities Exchange Act of 1934, as amended (the “1934 Act”), including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

2.6.                 General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to our knowledge, any other general solicitation or general advertisement.

3.              Company’s Representations and Warranties. The Company represents and warrants to the Purchaser that as of the Closing Date:

3.1.                 Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and each subsidiary of the Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business in all material respects in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

3.2.                 Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchaser and the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

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3.3.                 Issuance of the Conversion Shares. The Conversion Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company.

3.4.                 Capitalization. The authorized share capital of the Company consists of 500,000,000 ordinary shares of a par value of US$0.0002 each, and 1,000,000 preference shares of a par value of US$0.0002 each. All issued and outstanding ordinary shares have been duly authorized and validly issued and are fully paid and non-assessable, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right or right of first refusal.

3.5.                 No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, will not (i) result in a violation of the Company’s currently effective memorandum and articles of association, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement to which the Company is a party, or (iii) result in a violation of any law applicable to the Company or by which any property or asset thereof is bound, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under the Transaction Documents to which it is a party.

3.6.                 Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such filings as are required to be made under applicable federal and state securities laws.

3.7.                 No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

4.              Conditions to Company’s Obligation to Sell. The obligation of the Company hereunder to sell and issue the Securities to the Purchaser at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

4.1.                 The Purchaser shall have executed this Agreement and delivered the same to the Company.

4.2.                 The Purchaser shall have delivered the Purchase Price to the Company in accordance with Section 1.2 above.

4.3.                 The Company shall have received notice that Nasdaq has completed its review of the Company’s Listing of Additional Shares application with respect to the sale and issuance of the Securities.

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5.              Conditions to Purchaser’s Obligation to Purchase. The obligation of the Purchaser hereunder to purchase the Securities at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions may be waived by the Purchaser at any time in its sole discretion:

5.1.                 The Company shall have executed this Agreement and the Note and delivered the same to the Purchaser.

6.              Miscellaneous.

6.1.                 Termination. This Agreement may be terminated by the Company by written notice to the Purchaser if the Closing has not been consummated on or before May 31, 2023.

6.2.                 Governing Law; Dispute Resolution. This Agreement shall be governed by and construed exclusively in accordance with the Hong Kong laws, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the Hong Kong laws to the rights and duties of the parties hereunder. The Company and the Purchaser agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Agreement including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each, a “Dispute”). If the negotiations do not resolve the Dispute to the reasonable satisfaction of the Company and the Purchaser within thirty (30) calendar days after either the Company or the Purchaser has raised the Dispute for negotiation, such Dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Arbitration Rules in effect, which rules are deemed to be incorporated by reference into this section. The seat of arbitration shall be Hong Kong. There shall be one (1) arbitrator and the HKIAC Council shall select the arbitrator. The arbitration proceedings shall be conducted in English.

6.3.                 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4.                 Headings. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

6.5.                 Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

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6.6.                 Entire Agreement. This Agreement, together with the other Transaction Documents, contains the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. For the avoidance of doubt, all prior term sheets or other documents between Company and the Purchaser, or any affiliate thereof, related to the transactions contemplated by the Transaction Documents (collectively, “Prior Agreements”), that may have been entered into between Company and the Purchaser, or any affiliate thereof, are hereby null and void and deemed to be replaced in their entirety by the Transaction Documents. To the extent there is a conflict between any term set forth in any Prior Agreement and the term(s) of the Transaction Documents, the Transaction Documents shall govern.

6.7.                 Amendments. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by both parties hereto.

6.8.                 Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (i) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer named below or such officer’s successor, or by facsimile (with successful transmission confirmation which is kept by sending party), (ii) the earlier of the date delivered or the third Business Day after deposit, postage prepaid, in the United States Postal Service by certified mail, or (iii) the earlier of the date delivered or the third Business Day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto (or at such other addresses as such party may designate by five (5) calendar days’ advance written notice similarly given to each of the other parties hereto). The address for such notices and communications shall be as set forth on the signature pages attached hereto. “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable laws to be closed in Beijing or Cayman Islands.

6.9.                 Successors and Assigns. This Agreement or any of the severable rights and obligations inuring to the benefit of or to be performed by the Purchaser hereunder may be assigned by the Purchaser to a third party, including its affiliates, in whole or in part, without the need to obtain the Company’s consent thereto. The Company may not assign its rights or obligations under this Agreement or delegate its duties hereunder without the prior written consent of the Purchaser.

6.10.              Survival. The representations and warranties of the Company and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Purchaser. The Company agrees to indemnify and hold harmless the Purchaser and all its officers, directors, employees, attorneys, and agents for loss or damage arising as a result of or related to any breach or alleged breach by the Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

6.11.              Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.12.              Purchaser’s Rights and Remedies Cumulative. All rights, remedies, and powers conferred in this Agreement and the Transaction Documents are cumulative and not exclusive of any other rights or remedies, and shall be in addition to every other right, power, and remedy that the Purchaser may have, whether specifically granted in this Agreement or any other Transaction Document, or existing at law, in equity, or by statute, and any and all such rights and remedies may be exercised from time to time and as often and in such order as the Purchaser may deem expedient.

6.13.              Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

6.14.              No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

6.15.              Waiver. No waiver of any provision of this Agreement shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

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IN WITNESS WHEREOF, the undersigned the Purchaser and the Company have caused this Agreement to be duly executed as of the date first above written.

PURCHASER:

FUN AND COOL LIMITED

By:	/s/ Cai Feng
Printed Name: Cai Feng
Title: Director

Address for Notice:
No.201, Unit 1, Building 5, East Area, Jintaixili Lane,
Dongcheng District, Beijing, China

Telephone: +86 198 0026 1003

COMPANY:

Skillful Craftsman Education Technology Limited

By:	/s/ Bin Fu
Printed Name: Bin Fu
Title: Co-Chief Executive Officer

Address for Notice:
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province 214000
People’s Republic of China
Email: bill.fu@kingwayedu.cn
Telephone: (86) 0510-81805788

[Signature Page to Convertible Note Purchase Agreement]

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EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE AND THE SHARES ISSUABLE UPON THE CONVERSION HEREOF HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS CONVERTIBLE PROMISSORY NOTE AND THE SHARES ISSUABLE UPON THE CONVERSION HEREOF MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT, APPLICABLE STATE SECURITIES LAWS, AND WITH THE TERMS AND CONDITIONS HEREOF.

Effective Date: March 3, 2023	US$ 1,000,000

FOR VALUE RECEIVED, Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (“Borrower”), promises to pay to FUN AND COOL LIMITED, a company incorporated under the laws of the British Virgin Islands, or its successors or assigns (“Lender”), US$ 1,000,000 on March 3, 2024, being the first (1st) anniversary of the Effective Date (the “Maturity Date”) in accordance with the terms set forth herein and to pay interest at the rate of seven percent (7%) per annum from the Effective Date (as defined below) until the same is paid in full. All interests hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30)-day months and shall be payable on the Maturity Date. This Convertible Promissory Note (this “Note”) is issued and made effective as of March 3, 2023 (the “Effective Date”). This Note is issued pursuant to that certain Convertible Note Purchase Agreement dated March 2, 2023, as the same may be amended from time to time, by and between Borrower and Lender (the “Purchase Agreement”).

For all purposes of this Note, (a) the “Outstanding Balance” means, as of any date of determination, the principal of US$1,000,000, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, Conversion (as defined below), offset, or otherwise, plus accrued but unpaid interest, (b) “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable laws to be closed in Beijing or Cayman Islands, and (c) “Trading Day” means a day on which the Nasdaq Capital Market where the ordinary shares of Borrower are traded at the relevant time is open for business.

1.              Payment; Prepayment.

1.1.          Payment. All payments owing hereunder shall be in lawful money of the United States of America or Conversion Shares (as defined below), as provided for herein, and delivered to Lender at the address or bank account furnished to Borrower for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.2.          Prepayment. Notwithstanding the foregoing, Borrower shall have the right to prepay all or any portion of the Outstanding Balance (less such portion of the Outstanding Balance for which Borrower has received a Conversion Notice (as defined below) from Lender where the applicable Conversion Shares have not yet been delivered). If Borrower exercises its right to prepay this Note, Borrower shall make payment to Lender of an amount in cash equal to the portion of the Outstanding Balance Borrower elects to repay.

2.              Security. This Note is unsecured.

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3.              Conversion.

3.1.          Optional Conversion. Lender has the right at any time after the Effective Date until the Outstanding Balance has been paid in full, at its election, to convert (an “Optional Conversion”) the whole or any part of the Outstanding Balance into ordinary shares of par value US$0.0002 per share of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount of Outstanding Balance being converted (the “Conversion Amount”) divided by the Conversion Price (as defined below). Notice for an Optional Conversion shall be in the form attached hereto as Exhibit A (each, a “Conversion Notice”) and may be delivered to Borrower by any method set forth in the “Notices” section of the Purchase Agreement. A Conversion Notice is effectively delivered only if Lender returns this Note (as amended) to the Borrower. On or before the close of business on the 10th Business Day following the date of delivery of a Conversion Notice, Borrower shall (i) deliver or cause its share registrar or transfer agent to deliver the applicable Conversion Shares and a certificate representing the number of Conversion Shares to which Lender shall be entitled, registered in the name of Lender, and (ii) issue a new Note evidencing the then Outstanding Balance.

3.2.          Mandatory Conversion. If the closing bid price of the ordinary shares of Borrower as reported by Nasdaq exceeds the Conversion Price for at least five (5) consecutive Trading Days, all of the Outstanding Balance shall be automatically converted into Conversion Shares (a “Mandatory Conversion”). The number of Conversion Shares to be issued in connection with a Mandatory Conversion shall be determined by dividing the Outstanding Balance at such time by the Conversion Price. Lender and Borrower shall take all actions necessary to effect a Mandatory Conversion. On or before the close of business on the 10th Business Day following the satisfaction of the condition to the Mandatory Conversion, Borrower shall deliver or cause its share registrar or transfer agent to deliver the applicable Conversion Shares and a certificate representing the number of Conversion Shares to which Lender shall be entitled, registered in the name of Lender. No later than the issuance of the Conversion Shares, Lender shall promptly return this Note to the Borrower.

3.3.          Conversion Price. Subject to adjustment as set forth in this Note, the price at which all or any part of the Outstanding Balance will be converted into Conversion Shares in connection with any Optional Conversion or Mandatory Conversion is the “Conversion Price”, which is initially US$1.82 per Conversion Share.

3.4.          Adjustment of Conversion Price upon Share Subdivision or Combination. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization, ratio change or otherwise) its outstanding ordinary shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date combines (by combination, reverse stock split, ratio change or otherwise) its outstanding ordinary shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 3.4 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 3.4 occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

3.5.          Transfer Restrictions. The Conversion Shares issued or issuable upon conversion of this Note, have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under any state securities or so-called “blue sky laws,” and may not be offered, sold, transferred, hypothecated or otherwise assigned except (a) pursuant to a registration statement with respect to such Conversion Shares which is effective under the Securities Act or (b) upon receipt from counsel satisfactory to Borrower of an opinion, which opinion is satisfactory in form and substance to Borrower, to the effect that such Conversion Shares may be offered, sold, transferred, hypothecated or otherwise assigned (i) pursuant to an available exemption from registration under the Securities Act and (ii) in accordance with all applicable state securities or so-called “blue sky laws.” Certificates representing the Conversion Shares that may be issued upon conversion of this Note may bear a restrictive legend to such effect.

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3.6.          Fractional Shares. No fractional shares or scrip representing fractions of Conversion Shares will be issued on an Optional Conversion or a Mandatory Conversion, but the number of Conversion Shares issuable shall be rounded to the nearest whole share (with .5 or greater being rounded up and less than .5 rounded down).

4.              Trigger Events; Defaults; and Remedies.

4.1.          Trigger Events. The following are trigger events under this Note (each, a “Trigger Event”): (a) Borrower fails to pay any principal, accrued interest, fees, charges, or any other amount when due and payable hereunder; (b) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); and (c) an involuntary bankruptcy or insolvency proceeding is commenced or filed against Borrower.

4.2.          Defaults. At any time following the occurrence of a Trigger Event, Lender may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event within sixty (60) days. If Borrower fails to cure the Trigger Event within the required 60-day cure period, the Trigger Event will automatically become an event of default hereunder (each, an “Event of Default”) and the date of the Event of Default shall be the 60th day following the occurrence of the relevant Trigger Event.

4.3.          Default Remedies. At any time and from time to time following the occurrence of any Event of Default, Lender may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash. Lender may continue making Conversions at any time following a Trigger Event or an Event of Default until such time as the Outstanding Balance is paid in full. Such acceleration may be rescinded and annulled by Lender at any time prior to payment hereunder and Lender shall have all rights as a holder of this Note until such time, if any, as Lender receives full payment pursuant to this Section 4.3.

5.              Waiver. No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

6.              Expenses. Lender and Borrower shall each bear their own expenses incurred for the issuance of this Note pursuant to the Purchase Agreement.

7.              Governing Law; Dispute Resolution. This Note shall be governed by and construed exclusively in accordance with the Hong Kong laws, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the Hong Kong laws to the rights and duties of the parties hereunder. Borrower and Lender agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Note (each, a “Dispute”). If the negotiations do not resolve the Dispute to the reasonable satisfaction of Borrower and Lender within 30 days after either Borrower or Lender has raised the Dispute for negotiation, such Dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Arbitration Rules in effect, which rules are deemed to be incorporated by reference into this section. The seat of arbitration shall be Hong Kong. There shall be one (1) arbitrator and the HKIAC Council shall select the arbitrator. The arbitration proceedings shall be conducted in English.

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8.              Cancellation. After repayment or conversion of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

9.              Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

10.           Assignments. Borrower may not assign this Note without the prior written consent of Lender. This Note may not be offered, sold, assigned or transferred by Lender without the consent of Borrower, and Borrower is not obligated to give such consent.

11.           Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the section of the Purchase Agreement titled “Notices.”

12.           Severability. If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Lender to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

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IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Effective Date.

BORROWER:
Skillful Craftsman Education Technology Limited

By:
Name:	Bin Fu
Title:	Co-Chief Executive Officer

[Signature Page to Convertible Promissory Note]

EXHIBIT A

CONVERSION NOTICE

The undersigned Lender hereby gives notice to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (“Borrower”), pursuant to that certain Convertible Promissory Note (the “Note”) made by Borrower in favor of Lender in accordance with that certain Convertible Note Purchase Agreement, dated March 2, 2023, by and between Borrower and Lender, that Lender elects to convert the Conversion Amount set forth below into Conversion Shares as of the date of conversion specified below. Said conversion shall be based on the Conversion Price per ordinary share of Borrower set forth below. In the event of a conflict between this Conversion Notice and the Note, the Note shall govern, or, in the alternative, at the election of Lender in its sole discretion, Lender may provide a new form of Conversion Notice to conform to the Note. Capitalized terms used in this notice without definition shall have the meanings given to them in the Note.

	A.	Date of Conversion:
	B.	Conversion Amount:
	C.	Conversion Price:	US$1.82
	D.	Conversion Shares*:

*	B divided by C and rounded to the nearest whole share (with .5 or greater being rounded up and less than .5 rounded down).

Please issue and deliver the Conversion Shares electronically to the following holder:

Name of Holder:
Address:

Sincerely,

Lender:

FUN AND COOL LIMITED

By:

Name: Cai Feng
Title: Director

Date: